Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200
Internal Talking Points on Express Scripts’ Proposed Acquisition of Caremark
The following is a set of talking points developed for use when talking to your teams about our proposed acquisition of Caremark.
The News...
Express Scripts has proposed to acquire Caremark in a cash and stock transaction valued at approximately $26 billion. Combined, the two companies will create the world’s preeminent PBM.
The Background...
In November, Caremark announced a merger agreement with CVS. We believe our proposal is superior and more compelling for Caremark, its stockholders, plan sponsors and patients. That’s our message to Caremark’s management, Board and stockholders as we look forward to their support of our proposal.
The Sequence...
Ideally, Caremark’s management and Board will determine that our proposal is superior to their current merger agreement, enter into discussions with us, and finalize an agreement with Express Scripts. Our strong preference is to work cooperatively with Caremark to complete this transaction. However, if necessary, Express Scripts is prepared to take our proposal directly to Caremark’s stockholders and to solicit proxies opposing Caremark’s acquisition by CVS.
The Value...
Express Scripts and Caremark represent a strong combination because:
•	The preeminent PBM will be fully aligned with its clients based on a legacy of independence.
•	We will have the size, scale and financial strength to expand our markets and enhance our value proposition — thus strengthening our competitive position.
•	The combined experience of Express Scripts and Caremark yields an unmatched ability to make the use of prescription drugs safer and more affordable through greater use of cost-effective generic and lower-cost brand drugs, specialty pharmacy, home delivery and flexible retail networks.
The Commitment to Quality...
Express Scripts and Caremark share a strong commitment to providing quality service and benefits to plan sponsors and patients. Our Board and management have great respect for Caremark, including its business, operations and employees.
The Track Record...
Express Scripts has a proven track record of acquiring and successfully integrating companies to maximize value for stockholders and clients. We have completed five significant acquisitions since 1998, including ValueRx, Diversified, NPA, CuraScript and Priority Healthcare.
Business as Usual...
It is not unusual for a transaction of this nature to take some time to complete, and we will continue to update you accordingly as the process unfolds. While we are working to make this transaction a reality, we need to remain focused on running our business. As always, it is important for the company to speak with one voice, so if you receive any calls from the media, please forward them to Steve Littlejohn at 314.702.7556.

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IMPORTANT INFORMATION
This material is not a substitute for the prospectus/proxy statement Express Scripts and Caremark would file with the Securities and Exchange Commission (“SEC”) if an agreement between Express Scripts and Caremark is reached or any other documents which Express Scripts may send to shareholders in connection with the proposed transaction. Investors are urged to read any such documents, when available, because they will contain important information. Such documents would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts, 13900 Riverport Dr., Maryland Heights, Missouri, Attn: Corporate Secretary, or MacKenzie Partners, Inc., at 800.322.2885 or by e-mail at expressscripts@mackenziepartners.com.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ proxy statement, dated April 18, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
This material relates to a business combination transaction with Caremark proposed by Express Scripts which may become the subject of a registration statement filed with the SEC. Investors and security holders are advised to read this document and all other applicable documents if and when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by Express Scripts with the SEC at the SEC’s website (www.sec.gov) or by directing a request to Express Scripts at the address set forth above or MacKenzie Partners, Inc. at the telephone number and e-mail address set forth above.